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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-23637
                                                               CUSIP Number: N/A

                           NOTIFICATION OF LATE FILING

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
(Check One):  / /  Form 10-K    / /  Form 20-F    / /  Form 11-K    /X/  Form 10-Q    / /  Form 10-D    / /  Form N-SAR
              / /  Form N-CSR

               For Period Ending:   September 30, 2005
                                    -----------------------------------

              / /  Transition Report on Form 10-K
              / /  Transition Report on Form 20-K
              / /  Transition Report on Form 11-F
              / /  Transition Report on Form 10-Q
              / /  Transition Report on Form N-SAR
              For the Transition Period Ended:  N/A
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  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:            Global Preferred Holdings, Inc.

Former name if applicable:          N/A

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Address of principal executive office (Street and Number):             c/o Morris Manning & Martin LLP
                                                                       3343 Peachtree Road, Suite 1600
                                                                       Atlanta, Georgia 30326
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                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

/X/ (a) The reason described in reasonable detail in PART III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-Q within 45 days after the end of the third quarter ended September 30, 2005, because the Company is in dissolution, has substantially reduced its number of employees and has been actively engaged in the liquidation of the Company's remaining assets and the relocation of its offices with a limited number of remaining personnel. The Company anticipates filing the Form 10-Q on or before November 21, 2005.

                                     PART IV
                                OTHER INFORMATION

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(1)    Name and telephone number of person to contact in regard to this notification:

       Ms. Caryl P. Shepherd, Chief Accounting Officer          (770) 248-3311
       ----------------------------------------------------------------------------------
       (Name)                                              (Area Code) (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such other shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           /X/  Yes    / /  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           /X/  Yes    / /  No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

       On May 10, 2005, the stockholders of Global Preferred approved the liquidation and dissolution of the company pursuant to a plan of complete liquidation and dissolution. On May 25, 2005, Global Preferred sold substantially all of its assets to an affiliate of AEGON N.V. in exchange for 4,503,274 common shares of AEGON. Global Preferred has been operating under its plan of dissolution and began presenting its financials on a liquidation basis with the period ending June 30, 2005. Accordingly, results of operations presented on a liquidation basis of accounting will not be comparable to the results from the prior year, which were presented on a going concern basis. The continued presentation of financial statements on a liquidation basis is significantly different from Global Preferred's historical financial statement presentation, therefore, the change in results of operations cannot yet be accurately estimated on a qualitative basis.
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                         Global Preferred Holdings, Inc.
                         -------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed in its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2005                 By:  /s/ CARYL P. SHEPHERD
                                             -----------------------------------
                                             Caryl P. Shepherd
                                             Chief Accounting Officer


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